UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
(NO FEE REQUIRED)

For the fiscal year ended December 31, 2016

OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
 (NO FEE REQUIRED)

For the transition period from to

Commission File Number 001-36539

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Sunshine Bank Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUNSHINE BANCORP, INC.
102 WEST BAKER ST.
PLANT CITY, FL 33563

Required Information
The Sunshine Bank Employee Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

SUNSHINE BANK EMPLOYEE SAVINGS PLAN
Plant City, Florida

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Sunshine Bank Employee Savings Plan Plant City, Florida

We have audited the accompanying statements of net assets available for benefits of the Sunshine Bank Employee Savings Plan ("Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The Supplemental Schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ HACKER, JOHNSON & SMITH PA
Tampa, Florida
July 13, 2017

SUNSHINE BANK EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

ASSETS

Investments, at fair value	2016	2015
Mutual funds	$ 3,376,012	$ 3,542,957
Company common stock	866,132	989,027
	4,242,144	4,531,984

Collective trust, at contract value	976,920	934,836

Notes receivable from participants	145,720	113,990

NET ASSETS AVAILABLE FOR BENEFITS	$ 5,364,784	$ 5,580,810

See accompanying notes to financial statements.

SUNSHINE BANK EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2016

Additions to net assets attributed to:
Investment income
Dividends and interest	$ 117,645
Net appreciation in fair value of investments	217,285
334,930
Interest income on notes receivable from participants	5,558
Contributions:
Employer	114,068
Participants'	353,476
Rollover	1,190
468,734
Total additions	809,222

Deductions from net assets attributed to:
Benefits paid to participants	1,007,367
Administrative fees	17,881
Total deductions	1,025,248
Net decrease	(216,026)
Net assets available for benefits
Beginning of year	5,580,810
End of year	$ 5,364,784
See accompanying notes to financial statements.

SUNSHINE BANK EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Sunshine Bank Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers employees who have attained age 18 of Sunshine Bank (the "Bank" or "Employer"), a wholly owned subsidiary of Sunshine Bancorp, Inc. collectively (the "Company"). The Plan permits employees to make salary deferrals, provide employer matching contributions and includes loan provisions. The Plan has contracted with Pentegra Trust Company, Retirement Services ("Pentegra")  to act as trustee under the plan and Reliance Trust Company ("Reliance"),  as custodian under the Plan and therefore Pentegra and Reliance are each a party-in-interest to the Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and allocations of the Employer's contributions and Plan earnings, and charged with benefit payments and allocations of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions – Contributions may be made under the Plan as employee salary deferrals, employer matching contributions, or employee distributions from other qualified defined benefit or defined contribution plans ("rollovers"). Participant rollovers are required to be made in accordance with IRS guidelines. Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan document and subject to certain Internal Revenue Code ("IRC") limitations. Participants who have attained age 50 before the plan year end are eligible to make "catch-up contributions". The Bank make a matching contribution equal to 50% of the first 6% of employee salary deferrals that a participant contributes to the Plan.

Investment Options – Each participant directs the investment of his or her account to the investment options available under the Plan. The Plans investments includes mutual funds, collective trust funds and the common stock of the Company.

Vesting – Participants are immediately vested in their salary deferrals including "catch-up " and "rollover" contributions. The vested percentage for employer contributions is based on vesting Years of Service. Participants vest 20% per year over five years of service. To earn a Year of Service, participants must be credited with at least 1,000 hours of service during a Plan year.  If a participant is employed on or after normal retirement age, dies, or become disabled the participant's account becomes 100% vested in the employer matching contributions. If a participant terminates employment before being fully vested, then the non-vested portion of the terminated participant's account balance remains in the Plan as a forfeiture. The Employer may use forfeitures to pay Plan expenses or to reduce amounts otherwise required to be contributed to the Plan. At December 31, 2016 and 2015, forfeited non-vested participant accounts totaled $323 and $5,257, respectively. There were no forfeitures used in 2016.

Payment of Benefits – Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled or experiences financial hardship, as defined. If the participant's vested account balance does not exceed $5,000, then the vested account balance may only be distributed in a single lump-sum payment. If the vested account balance exceeds $5,000, distribution of vested account balance may be made in a single lump-sum payment or partial withdrawals of at least $1,000.

Notes Receivable from Participants – Loans are available to participants on a reasonably equivalent basis. All loans must be secured by the vested interest in the participants' account. No loans may be taken from the Employer stock fund. The loans bear a fixed interest rate at prime rate plus 1%. The term of loans generally may not exceed five (5) years. The amount the Plan may loan is limited by rules under the IRC, generally limited to the lesser of $50,000 or 1/2 of the vested account balance. No loan in an amount less than $1,000 will be made. The maximum number of Plan loans a participant may have outstanding at any one time is three.  Failure to repay a loan will reduce the participant's account. A loan that is in default may be considered a distribution from the Plan and could be considered taxable income.
(Continued)

SUNSHINE BANK EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting – The Plan's financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Subsequent Events – Management has evaluated all significant events occurring subsequent to the balance sheet date through July 13, 2017, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Investment Valuation and Income Recognition – Investments are reported at fair value, except for collective trust, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants – Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Risks and Uncertainties – The Plan invests in various investments including Company common stock. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements – In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods with those years, beginning after December 15, 2015. The adoption of this guidance did not have a significant impact on the Plan's financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965). This ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures; the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan assets. ASU 2015-12 was effective for fiscal years beginning after December 15, 2015. The adoption of this guidance did not have a significant impact on the Plan's financial statements.
(Continued)

SUNSHINE BANK EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015
NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Management is currently evaluating the impact of ASU No. 2016-01 on the Plan's financial statements.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Mutual funds - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at the price. The mutual funds held by the Plan are deemed to be actively traded (level 1 inputs).

Company common stock - The fair values are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

SUNSHINE BANK EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE 4 – FAIR VALUE MEASUREMENTS
Investments are measured at fair value on a recurring basis, as summarized below:

December 31, 2016

	Level 1	Level 2	Level 3	Total
Mutual Funds	3,376,012	-	-	3,376,012
Company Common Stock	866,132	-	-	866,132
	$ 4,242,144	$ -	$ -	$ 4,242,144

December 31, 2015

	Level 1	Level 2	Level 3	Total
Mutual Funds	3,542,957	-	-	3,542,957
Company Common Stock	989,027	-	-	989,027
	$ 4,531,984	$ -	$ -	$ 4,531,984

During the years ended December 31, 2016 and 2015 no assets were transferred in or out of Level 1, Level 2 or Level 3.

NOTE 5- COLLECTIVE TRUST - PRUDENTIAL GUARANTEED INCOME FUND

The Plan has entered into a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company ("PRIAC"). The fund is valued at contract value because the contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fund.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against the fund value for credit risk of the fund issuer or otherwise.

The Prudential Guaranteed Income Fund (GIF) is a group annuity product issued by PRIAC.  GIF is a Stable Value fund designed to provide safety of principal, liquidity, and a competitive rate of return. Amounts contributed to the contract are deposited in PRIAC's general account. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of PRIAC

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan's ability to transact at contract value with participants are not probable of occurring.

NOTE 6 – INCOME TAX STATUS

The Company adopted a volume submitter plan document that was approved by the Internal Revenue Service ("IRS") on March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC'). The Plan has not applied for an individual determination letter from the IRS. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 7 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The independent auditor of the plan's financial statements is a service provider to the plan and a party in interest. Other common parties in interest include the plan sponsor's third-party service administrators, plan asset custodians, plan counsel, plan trustees, fund managers, and certain owners or shareholders of the plan sponsor. Pentegra served as the trustee and Reliance served as the custodian of the Plan during the year ended December 31, 2016.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Fees paid to Pentegra and Reliance by the Plan for administrative services were $17,881 for the year ended December 31, 2016. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Bank.

At December 31, 2016 and 2015, the Plan held 52,240 and 66,648 shares, respectively, of the Company's common stock with a fair value of $866,132 and $989,027 respectively.

SUNSHINE BANK EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

Name of plan sponsor: ►	Sunshine Bank
Employer identification number: ►	59-0724756
Three digit plan number: ►	002
For plan year (beginning/ending): ►	January 1, 2016 - December 31, 2016

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
AMERICAN BEACON	LARGE CAP VALUE	**	334,237
DFA	EMERGING MARKET PORT	**	14,465
DFA	US SMALL CAP PORT	**	58,156
AMERICAN FUNDS	EUROPACIFIC GR R6	**	447,729
MFS	MASSACHUSETTS INVESTORS TR	**	847,895
T. ROWE PRICE	RETIREMENT 2010	**	2,244
T. ROWE PRICE	RETIREMENT 2020	**	277,067
T. ROWE PRICE	RETIRMENT PLAN 2030	**	82,034
T. ROWE PRICE	RETIREMENT PLAN 2040	**	19,987
T. ROWE PRICE	RETIREMENT INCOME	**	40,039
T. ROWE PRICE	RETIREMENT 2055	**	27,238
T. ROWE PRICE	RETIREMENT 2050	**	45,673
T. ROWE PRICE	RETIREMENT 2045	**	72,762
T. ROWE PRICE	RETIREMENT 2035	**	17,862
T. ROWE PRICE	RETIREMENT 2025	**	304,576
T. ROWE PRICE	RETIREMENT 2015	**	10,387
T. ROWE PRICE	BLUE CHIP GROWTH	**	444,018
VANGUARD	MID CAP INDEX ADM	**	66,834
VANGUARD	500 INDEX ADMIRAL	**	155,400
DODGE & COX	INCOME FUND	**	77,654
FRANKLIN	HIGH INCOME ADV	**	29,755
PRUDENTAL	RETIREMENT INSURANCE GIF	**	976,920
* SUNSHINE BANCORP, INC.	UNTIZED STOCK	**	866,132
NOTES RECEIVABLE FROM PARTICIPANTS	INTEREST RATES 4.25% - 9.25% with maturity dates of 2/28/2017 through 10/30/2021	**	145,720
			5,364,784
* Indicates a party-in-interest to the Plan
** Cost information omitted due to participant-directed Plan

See accompanying report of Independent Registered Certified Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Sunshine Bank Employee Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

             Sunshine Bank Employee Savings Plan

Date:	July 13, 2017	By:	/s/ John D. Finley
 John D. Finley
 Executive Vice-President

INDEX TO EXHIBITS

Exhibit No.                                 Description

23.1	Consent of Independent Registered Public Accounting Firm